MATERIAL CHANGE REPORT

pursuant to subsection 7.1 (2) OR (3)

of National Instrument 51-102

Item 1	Name and Address of Company
Las Vegas from Home.com Entertainment Inc.

Item 2	Date of Material Change

November 17, 2005.

Item 3	News Release

The Company’s news release was disseminated via CCN Matthews on November 17, 2005.

Item 4	Summary of Material Change

TOTAL REVENUES for the Three Month Period ended September 30, 2005 up by 866% over the same period in 2004.

Vancouver, British Columbia, November 17, 2005 – Las Vegas From Home.com Entertainment Inc. (the “Company” or ‘Las Vegas” or “LVFH”) is pleased to announce its unaudited financial results for the three and nine month periods ended September 30, 2005.

Item 5 Full Description of Material Change

Symbols: LVH .TSX Venture Exchange

LVFHF.OTC Bulletin Board

LVH. Berlin Stock Exchange

Las Vegas From Home.com Entertainment Inc. delivers Third consecutive profitable quarter.

TOTAL REVENUES for the Three Month Period ended September 30, 2005 up by 866% over the same period in 2004.

Vancouver, British Columbia, November 17, 2005 – Las Vegas From Home.com Entertainment Inc. (the “Company” or ‘Las Vegas” or “LVFH”) is pleased to announce its unaudited financial results for the three and nine month periods ended September 30, 2005.

All financial figures are in Canadian dollars.

•	Q3 2005 total revenues are up by 866% over the same period last year;

•	Q3 2005 total revenues are up by 26% over Q2 2005 with continuing momentum and growth carrying over into Q4 2005

•	Q3 2005 profit (before other items) was up by 78.8% over Q2 2005

•	Q3 2005 profit margins (revenues less operating expenses) increased to 15.2% as compared to 10.7% during Q2 2005

“I am pleased to report another quarter of growth and profitability” stated Jake Kalpakian, President and CEO of Las Vegas. “We were able to meet our financial objectives of growing our business at a healthy rate while still keeping an eye on the bottom line. Despite increased expenditures associated with strengthening our infrastructure and bolstering our workforce, as well as incurring a foreign exchange loss of $136,162 due to the weakening of the US dollar, the Company posted a net profit of $515,857.”
— —

Financial Highlights	Three months ended		Nine months ended
(in Cdn Dollars $)	September 30		September 30
	2005	2004	2005	2004
Total Revenues	$3,389,665	$350,688	$8,159,600	$910,446

Profit (before other items)	$515,857	$(530,878)	$1,168,577	$(1,418,765)

Net profit/(loss) for period	$515,857	$(558,394)	$1,265,959	$(1,885,506)

Weighted average gain/(loss) per common share	$0.006	$(0.01)	$0.015	$(0.03)

— —
Highlights include:

•	Total revenues for the three month Quarterly period ended September 30, 2005 up by 866% over the same period in 2004, from $350,688 to $3,389,665 and earnings of $515,857 or $0.006 per share (weighted average) as compared to a loss of $(558,394) or $(0.01) per share (weighted average)

•	Quarterly total revenues up by 26% over Q2 2005 from $2,684,624 to $3,389,665

•	Third consecutive profitable quarter

•	Total assets of $12,323,016 for the nine month period ended September 30, 2005 as compared to $664,728 in the same period of 2004

•	Established a fully functional office staffed with 31 employees in Cyprus focused on operations management, customer service and marketing

•	Expanded the Company’s Licensee base

Three month period ended September 30, 2005 Financial Results vs. the three month period ended September 30, 2004 (Total Revenues up by 866%)

During the three month period ended September 30, 2005, the Company had a profit (before other items) of $515,857 or $0.006 per share as compared to a loss of $530,878 or $(0.01) per share, and a net profit of $515,857 or $0.006 per share as compared to a net loss of $(558,394) or $(0.01) per share in the same three month period of 2004. Total revenues have significantly increased to $3,389,665 as compared to $350,688 for the corresponding period in 2004 mainly due to a substantial increase in revenue generated from the Company’s Gaming Software in the amount of $3,328,733 as compared to $349,445 for the corresponding period in 2004. Operating costs have increased to $2,873,808 as compared to $881,566 for the same period in 2004 reflecting an increase in the level of the Company’s activities.

Three month period ended September 30, 2005 Financial Results vs. three month period ended June 30, 2005; Total Revenues up by 26%, Profit (before other items) up by 78.8%, and profit margins (revenues less operating expenses) increased from 10.7% to 15.2%

For the three month period ended September 30, 2005, (the “Third Quarter”), the Company recorded total revenues of $3,389,665 as compared to $2,684,624 for the period ended June 30, 2005 (the “Second Quarter”), reflecting a general acceptance of the Company’s Gaming Software by the Company’s Licensees and users of the Company’s Gaming Software. Interest income was $60,932 during the Third Quarter as compared to $8,470 during the Second Quarter, reflecting an increase in cash balances in the bank. Operating expenses increased from $2,396,233 in the Second Quarter to $2,873,808 in the Third Quarter. The increase in the operating expenses during the Third Quarter from the immediately preceding Second Quarter reflects an increase in the level of the Company’s activities.

The profit (before other items) was $515,857 during the Third Quarter as compared to a profit (before other items) of $288,391 for the Second Quarter.

The Net Profit during the Third Quarter was $515,857 as compared to a Net Profit of $385,773 during the Second Quarter.

The weighted average number of shares during the Third Quarter was 83,273,344 as compared to 77,925,844 during the Second Quarter. The weighted average profit per common share was $0.006 during the Third Quarter as compared to $0.005 during the Second Quarter.

Nine month period ended September 30, 2005 vs. Nine month period ended September 30, 2004 (Total Revenues up by 796%)

For the nine month period ended September 30, 2005, the Company recorded revenue of $8,088,943 as compared to $907,455 for the same period in 2004, reflecting a general acceptance of the Company’s Gaming Software by the Company’s Licensees and users of the Company’s Gaming Software. Interest income was $70,657 as compared to $2,991 during the same period in 2004, reflecting an increase in cash balances in the bank. The profit (before other items) was $1,168,577 compared to a loss of $(1,418,765) for the same period in 2004 even though the total expenses of the Company increased to $6,991,023 reflecting an increase in the level of the Company’s activities as compared to $2,329,211 for the same period in 2004. For the nine month period ended September 30, 2005, the Company recognized the sum of $252,478 as stock based compensation expense.

For the nine month period ended September 30, 2005 the Company had a net profit of $1,265,959 or $0.0015 per common share (weighted average) as compared to a loss of $(1,885,506) or $(0.03) per common share (weighted average) for the same period in 2004.

Outlook

Industry indications and trends for the sector remain strong as the sector is continuing to enjoy solid results.

The Company is continuing to experience solid growth in Q4 and expects this positive momentum to carry well into 2006. Management believes fourth quarter revenues should range between $3.6 and $4 million.

The Company’s two main brands, www.tigergaming.com (“Tiger”) and www.actionpoker.com (“Action”) are preparing to launch more visible marketing campaigns/promotions. Tiger is continuing to enjoy good brand recognition and customer loyalty in Canada and is set to launch a series of marketing initiatives that should further solidify its position as a favourite on-line poker room in the Country. Action is following suit in the U.S. and abroad and has entered into several relationships which include land based casinos and T.V. advertising, the benefits of which should start to be realized going forward.

The Company’s central poker network known as the Action Poker Network (“APN”) has also enjoyed increased acceptance and this is evident from the increased revenues generated from its existing third party licensees as well as attracting a higher caliber of prospective Casino and Sportsbook operators interested in licensing the Company’s software. The Company was successful in launching two well known Sportsbook operators in Q3 who are starting to generate encouraging results and which are expected to increase in time.

Furthermore, with its larger software development team, the Company has initiated plans to build additional multi-player games to offer to all existing customers in the APN as well as attracting new players as a result of the popularity of the newly developed games. Moreover, the new multi-player games under development are already attracting a broader range of licensing opportunities.

Aside from licensing its software, the Company believes that its own operator model operating from licensed jurisdictions gives it a competitive advantage over other poker software providers. The Company believes this will be demonstrated with improving profit margins in fiscal 2006.

The Company intends to fully take advantage of its sizable player database by expanding its casino operations as well as entering other new gaming verticals in the near future as an operator.

With the Company having a solid balance sheet, expanded operational infrastructure, growing visibility, demand for its core product, a growing product pipeline and the launching into other new gaming verticals as an operator, Management of the Company believes the Company is well positioned to become a leading recognized brand name in the industry while at the same time delivering solid financial results.

2005 Third Quarter Analyst call

A conference call is scheduled for 5:00 pm (Eastern: Toronto Time) or 2:00 pm (Pacific: Vancouver Time) on Thursday, November 17, 2005. Interested parties should call.

Conference Call:

Date:	Thursday, November 17, 2005

Time:	5:00 pm (Toronto time)

Local/Intl dial in number:	+1 (416) 642-5212

Toll Free – North America:	1 (866) 321-6651

To participate in the call, please dial (416) 642-5212 or 1 (866) 321-6651 five to ten minutes prior to the 5:00 pm start of the teleconference call. This conference call will be recorded and made available for replay on November 18, 2005 at noon (Toronto time) after the completion of the call, up until midnight November 24th, 2005. To listen to the replay, please dial (402) 220-7731 or 1 (800) 766-0969, and enter pass code 1749560. In addition and after November 22, 2005, you may access the audio recording by visiting www.lvfh.com and clicking on Investor Information.

LVFH Forward Looking Statement Disclaimer

Statements in this press release which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the Company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company’s filing with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.
Consolidated Interim Financial Statements
for the Nine Month Period ended September 30, 2005
(unaudited – Prepared by Management)

These interim financial statements have not been reviewed by the Company’s Auditor.

All financial figures are expressed in Canadian dollars.

Consolidated Balance Sheets
September 30, 2005 and December 31, 2004
(Canadian Dollars)
(Unaudited – Prepared by Management)

	September 30	December 31
	2005	2004
	(unaudited)	(audited)
ASSETS
Current
Cash & term deposits	$8,766,516	$—
Marketable securities	383	383
Accounts receivable	1,430,185	1,203,471
Prepaids & security deposits	10,794	102,899

	10,207,878	1,306,753
Due from related parties [note 9(c)]	2,441	371,347
Investments	146,780	—
Equipment & Software Development (note 5)	1,965,917	904,747

Total Assets	$12,323,016	$2,582,847

LIABILITIES
Current
Bank indebtedness	$—	$20,717
Accounts payable & accrued liabilities	1,512,818	1,361,239
Due to related parties [note 9(b)]	44,282	8,525
Other obligations (note 6)	—	516,008
Obligation under capital lease (note 7)	19,904	19,904

	1,577,004	1,926,393
Obligation under capital lease (note 7)	8,371	23,190

	1,585,375	1,949,583

SHAREHOLDERS’ EQUITY (DEFICIENCY)
Capital stock [note 8 (b)]	26,635,040	17,299,101
Subscription received	—	750,000
Contributed Surplus [note 8(e)]	2,703,777	2,451,298
Deficit	(18,601,176)	(19,867,135)

	10,737,641	633,264

Total Liabilities & Stockholders’ Equity	$12,323,016	$2,582,847

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.
Consolidated Statements of Operations and Deficit
Three and Nine Month Periods ended September 30
(Canadian Dollars)
(Unaudited – Prepared by Management)

	Three Months ended					Nine Months ended
		September 30				September 30
	2005		2004		2005	2004
	(unaudited)			(unaudited)	(unaudited)	(unaudited)
Revenues	$3,328,733		$	349,445	$8,088,943	$ 907,455
Interest	60,932			1,243	70,657	2,991

	3,389,665			350,688	8,159,600	910,446

Expenses
Advertising and promotion	1,301,083			245,620	3,054,859	464,131
Amortization	114,802			30,166	252,999	79,958
Bank, interest and foreign exchange charges	168,666			(630)	171,792	8,920
Commission fees	3,905			—	28,615	—
Consulting and professional fees	82,619			48,693	317,855	146,943
Donations	25,000			—	50,000	—
Legal, accounting and audit	50,175			11,793	113,836	22,964
License fees	12,091			—	28,643	—
Management fees	90,000			45,000	180,000	135,000
Office	103,115			20,547	256,255	85,219
Net revenue sharing	—			(3,676)	—	83,601
Regulatory and transfer agent fees	10,305			1,889	35,814	8,516
Rent	91,153			65,738	267,607	177,310
Salaries and benefits	523,014			324,427	1,326,355	942,745
Shareholder communication	4,509			527	15,142	5,624
Technical consulting	—			—	—	2,600
Telephone	13,029			8,460	39,342	(9,296)
Transaction fees	228,284			29,311	610,396	49,533
Travel, meals and entertainment	52,058			53,701	241,513	125,443

	2,873,808			881,566	6,991,023	2,329,211
Gain/(loss) before other items	515,857			(530,878)	1,168,577	(1,418,765)

Other items
Purchase and Termination of net revenue sharing Agreement	—			—	—	(381,501)
Write down of marketable securities	—			(27,516)	—	(81,440)
Gain on settlement of debt	—			—	97,382	—
Write off demand loan	—			—	—	(3,800)

	—			(27,516)	97,382	466,741

Net gain/(loss) for period	515,857			(558,394)	1,265,959	(1,885,506)

Deficit, beginning of period	(19,117,033)			(15,550,660)	(19,867,135)	(14,223,548)

Deficit, end of period	(18,601,176)			(16,109,054)	(18,601,176)	(16,109,054)

Weighted average number of shares	83,273,344			55,960,996	83,273,344	55,960,996

Weighted average gain/(loss) per common share	0.006			(0.01)	0.015	(0.03)

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.
Consolidated Statements of Cash Flows
Three and Nine Month Periods ended September 30
(Canadian Dollars)
(Unaudited – Prepared by Management)

	Three Months ended			Nine Months ended
	September 30			September 30
	2005	2004		2005	2004
	(unaudited)	(unaudited)		(unaudited)	(unaudited)
Cash provided by (used for)
Operations
Net gain/(loss)	$515,857	$(558,394)	$	1,265,959	$(1,885,506)
Items not affecting cash
Amortization	114,802	30,166		252,999	79,958
Capitalization of deferred amortization	—	—		7,677	—
Stock-based compensation	102,444	—		252,478	—

	733,103	(528,228)		1,779,113	(1,805,548)

Changes in non-cash working capital:
Receivables	(210,616)	(35,719)		(226,714)	(72,747)
Prepaids	5,208	10,378		92,105	79,017
Receivable from related party	630,800	68,583		371,347	104,401
Payables and accruals	(28,837)	95,006		151,579	411,337
Payable to related parties	41,841	60,413		33,316	66,093

	438,396	198,661		421,633	588,101

	1,171,499	(329,567)		2,200,746	(1,217,447)

Financing
Issuance of common shares for cash	6,794,940	35,715		8,585,940	1,403,917
Capital subscriptions	(1,133,470)	—		—	—
Repayment of capital lease	(5,189)	(4,253)		(14,819)	(10,377)
Other obligations	—	—		(516,008)	—

	5,656,281	31,462		8,055,113	1,393,540

Investing
Equipment	(33,013)	(30,538)		(598,940)	—
Marketable securities	(146,780)	93,357		(146,780)	(143,111)
Additions to software development	(252,549)	—		(722,906)	—
Loss on dissolving of subsidiaries	—	—		—	32,127

	(432,342)	62,819		(1,468,626)	(110,984)

Increase in cash and cash equivalents	6,395,438	(235,286)		8,787,233	65,109
Cash and cash equivalents, beginning of period	2,371,078	300,395		(20,717)	—

Cash and cash equivalents, end of period	8,766,516	65,109		8,766,516	65,109

About Las Vegas From Home.Com Entertainment Inc.

LVFH is an “E-Gaming” Software Developer and provider, and through its wholly owned Antiguan Subsidiary, Action Poker Gaming Inc., (“Action”), licenses its software to third parties.

LVFH is a reporting issuer in the Provinces of British Columbia and Alberta and files all public documents on www.sedar.com . The Company is a foreign private issuer in the United States of America and in this respect, files on EDGAR, its annual report on Form 20-F and other reports on Form 6K.

For more Information on the Company, please contact us at (604) 681-0204, or visit our Website at www.lvfh.com .

On behalf of the Board of
Las Vegas From Home.com Entertainment Inc.

“Jacob H. Kalpakian”

Jacob H. Kalpakian,
President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.
Statements made in this news release that relate to future plans, events or performances are forward-looking statements. Any statement in this release containing words such as “believes,” “plans,” “expects” or “intends” and other statements that are not historical facts are forward-looking, and these statements involve risks and uncertainties and are based on current expectations. Consequently, actual results could differ materially from the expectations expressed in these forward-looking statements.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
Not applicable. This report is not being filed on a confidential basis.

Item 7	Omitted Information

Item 8	Not applicable. Executive Officer

To obtain further information, contact Jake Kalpakian, President and CEO of the Company, at (604) 681-0204.

Item 9 Date of Report

November 17, 2005.